EXHIBIT 1

Managers of NTOP Holdings, LLC

Set forth below are the name, position, present principal occupation or employment and business address of each manager of NTOP Holdings, LLC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with NTOP Holdings, LLC. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Manager	Chairman of the Board and Director of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102

Joyce J. Mason	Manager	Senior Vice President, General Counsel, Secretary and Director of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102

Anthony S. Davidson	Manager	Executive Vice President of Commercial Operations of IDT Telecom, Inc.	c/o IDT Telecom, Inc. 520 Broad Street Newark, N.J. 07102